UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that the previously disclosed intragroup mergers of CEMEX México, S.A. de C.V. (“CEMEX México”) and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) into CEMEX, effective among the participants as of December 1, 2019, have become effective against third parties. As a result of the mergers, which were done in compliance with CEMEX’s debt agreements and instruments, CEMEX Mexico and Empresas Tolteca are no longer guarantors of indebtedness of CEMEX and its affiliates, including, but not limited to, the facilities agreement, dated as of July 19, 2017, as amended, and CEMEX and CEMEX Finance LLC’s senior secured notes. Additionally, as CEMEX México has been merged-out of existence, the shares of CEMEX México that were pledged or transferred to trustees under security trusts to benefit certain secured creditors of CEMEX, are no longer part of any security or collateral as such shares no longer exist. For the avoidance of doubt, CEMEX is the legal entity that survived the above referenced mergers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 10, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller